SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                                                                                                                                                 7 February, 2006

                                                            SkyePharma Plc

                                         Terms of Employment for Recent Executive Appointments
                                              and Rebuttal of Other Issues Raised by NAV

LONDON,  UK, 7 February  2006 - The Board of  SkyePharma  Plc (LSE:  SKP;  Nasdaq:  SKYE) would like to clarify the terms of the recent appointment  of Frank C. Condella Jr as Chief  Executive and Dr Ken  Cunningham as Chief  Operating  Officer.  Both contracts have been signed for a period of one year, in line with the  recommendations of the Combined Code, and not for two years as incorrectly  reported in the media.

SkyePharma notes that the minority  investor  syndicate  represented by North Atlantic Value LLP ("NAV"),  which controls less than 14%
of  SkyePharma's  issued share  capital,  has failed to respond to all of the highly  relevant  points made by  SkyePharma in its press release of 6 February.  Instead  NAV issued a release  yesterday  reiterating  its  determination  to subject the Company to a damaging
Extraordinary  General Meeting.  NAV also stated in this release that it wanted to address  unspecified  "corporate  governance  issues faced by the Company". SkyePharma would like to point out the following:

     *   NAV is demanding the appointment of Mr Robert Thian,  Chairman of Whatman and Southern Water, as Executive  Chairman.  This is
         in  contradiction  of all  corporate  governance  best  practice,  which  recommends  that the position of Chairman  should be non-Executive.

     *   The Board of SkyePharma  strongly  believes  that in order to maximise his  effectiveness  the Chairman of the Company  should have  recent  relevant  experience  at a  senior  level  in the  global  pharmaceutical  industry.  Dr  Jerry  Karabelas,  the non-Executive  Chairman of SkyePharma,  has a background as Chief Executive of Novartis Pharma and President of North American
         operations for  SmithKline  Beecham.  In contrast Mr Thian has not had an executive  position in the  pharmaceutical  industry since 1989 and prior to that only in relatively minor roles.

     *   A number  of  SkyePharma's  non-Executive  Directors  will be  retiring  this  year and  therefore  will not be  standing  for re-election at the Annual  General  Meeting in June. The  Nominations  Committee of the Board has therefore been  interviewing candidates for these posts. As part of this process,  the Nominations  Committee met with Mr Thian and invited him to consider the possibility of appointment as a non-Executive  Director,  but he rejected that proposal.  The Board of SkyePharma is aware that Mr Thian  already has  substantial  board  commitments  and believes that adding a further  executive  role at SkyePharma would exceed his available capacity.

     *   To date neither NAV nor Mr Thian have  articulated  any strategy  whatsoever  for  developing  SkyePharma  and  realising  the potential of its new product  pipeline.  The Board of SkyePharma  believes it is time for all shareholders to be provided with detailed proposals.

     *   SkyePharma  also  believes  that  shareholders  should  have a right to know the  terms of Mr  Thian's  proposed  contract  at
         SkyePharma  were he to be appointed  as Executive  Chairman.  For example,  shareholders  would expect to be told the proposed duration of his contract and his expectations as to salary, options (and the terms thereof) and any signing-on fee.

For further information please contact:
SkyePharma PLC
Michael Ashton, Chief Executive                                        +44 207 491 1777
Peter Laing, Director of Corporate Communications                      +44 207 491 5124

Sandra Haughton, US Investor Relations                                 +1 212 753 5780

Buchanan Communications                                                +44 207 466 5000
Tim Anderson / Mark Court

Notes for editors

About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now eleven approved products incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   February 7, 2006